MAXIM GROUP LLC

300 Park Avenue

New York, New York 10022

October 24, 2024

VIA EDGAR

Sarah Sidwell

Asia Timmons-Pierce

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	SRIVARU Holding Limited
Registration Statement on Form F-1 (Registration No. 333-282429)

Dear Mmes. Sidwell and Timmons-Pierce:

Reference is made to our letter, filed as correspondence via EDGAR on October 21, 2024, in which we, as underwriter for SRIVARU Holding Limited’s (the “Company’s”) proposed offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for October 23, 2024 at 5:00 p.m., Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you require any additional information with respect to this letter, please contact Ali Panjwani of Pryor Cashman LLP at (212) 326-0820.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Ritesh M. Veera
Name:	Ritesh M. Veera
Title:	Co-Head of Investment Banking